Exhibiti 99.4

UNITED UTILITIES PLC – DIRECTORS’ SHARE INTERESTS

10 FEBRUARY 2004

United Utilities PLC (“the Company”) announces the award of shares to the following executive directors under the terms of the Company’s deferred share plan (“the Plan”). The number of shares awarded has been calculated by dividing the value of the notional dividend, which would have been payable on 9 February 2004 on shares the subject of the Plan, by the mid-market price at close of business on that date of 484.5p per share. Furthermore, notification was received today that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 9 February 2004, as dividend reinvestment in accordance with the rules of the Company’s Inland Revenue approved share incentive plan (“the SIP”). The shares were purchased at a price of 482.74p per share.

Director	No. shares awarded in the Plan	No. shares purchased in the SIP

JOHN ROBERTS	622	11
SIMON BATEY	519	11
GORDON WATERS	361	11

Further information can be obtained from Tim Rayner, Company Secretary 01925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.